Charging California's Multifamily Future

Moon Five

Regulation Crowdfunding Form C

Offering Statement

Issuer: Moon Five Technologies Inc.

Type of Security: Fixed-Interest Promissory Note (Working Capital)

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes.

Target Offering Amount: $250,000

Maximum Offering Amount: $300,000

Payment Terms: Quarterly interest payments in arrears; principal due at maturity

Interest Rate: 10.10% per annum (fixed)

Term: Thirty-six (36) months from the Final Closing/Funding Date

Maturity Date: October 1, 2029, subject to the actual Final Closing/Funding Date; scheduled final payment on October 1, 2029, or the next Business Day

Minimum Investment: $10

Incremental Investment Amounts: $1

Table of Contents

Disclosures

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. Investments made pursuant to Regulation Crowdfunding are subject to limitations on resale and may only be transferred under limited circumstances as permitted by applicable law.

Investors will acquire pro rata participation interests in a single promissory note issued by the Issuer and will not hold separate promissory notes. The timing of interest accrual and payments may vary depending on the timing of the Closing and each Investor's Funding Date, including the potential for an initial stub interest period.

Payments to Investors may be delayed, reduced, or restricted because scheduled payments are expected to be made from the Payment Reserve Account, which must be funded and maintained by the Issuer, and because payment obligations remain subject to the payment priorities, reserve requirements, and other terms described in this Form C. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment. These limitations are described in this Form C and the related exhibits.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not confirmed the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of this Form C or the exhibits attached hereto.

These securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This Form C contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's management. When used in this Form C, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views concerning future events and are subject to risks and uncertainties that could cause the Issuer's actual results to differ materially from those contained in the forward-looking statements.

Statements regarding repayment timing and loan performance assume that the Issuer will maintain the Payment Reserve Account at required levels, comply with applicable payment priorities, and satisfy its other obligations under the Securities and the Offering. Actual results may differ if the Issuer fails to maintain required reserves, if available cash is insufficient, or if payments are deferred, reduced, or restricted. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Issuer undertakes no obligation to publicly update or revise any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in expectations.

Investors may have limited voting rights or other rights and should not expect to be able to resell their securities or to have access to liquidity prior to maturity or other resolution of the Securities. There is no public market for these securities, and no such market is expected to develop. Investments in crowdfunding offerings are speculative, illiquid, and involve substantial risk, including the possible loss of the entire amount invested. Investors must read the entire Form C and all exhibits before investing.

Investors should also note that funds disbursed in error in violation of Regulation Crowdfunding, including where investor cancellations are not properly honored, may be subject to a mandatory clawback. If any portion of the Offering proceeds is determined to have been released improperly, the Issuer may be obligated to return those funds in full to an escrow or administrative account designated by Climatize Earth Securities LLC. This clawback obligation shall survive repayment of the Note and shall not be subject to setoff, withholding, or delay.

Updates

Updates regarding the Offering, including funding progress, Offering status, and any material developments or changes, will be posted on the Offering Page on the Climatize platform at https://climatize.earth (the "Offering Page") and, where required by applicable law, communicated to Investors by electronic notice. Such updates may include notice that the Target Offering Amount has been met, notice of any revised or accelerated anticipated Closing deadline, notice of any material change to the Offering, and other updates required under Regulation Crowdfunding.

In the event of a material change to the Offering prior to Closing, the Issuer will amend this Form C as required by applicable law, and Investors will be provided any required notice and opportunity to reconfirm their investment commitment within the applicable period. If an Investor does not reconfirm as required following a material change, that Investor's commitment will be cancelled and the committed funds will be returned in accordance with applicable law.

About this Form C

This Offering is being conducted through Climatize Earth Securities LLC ("Climatize"), in its capacity as a registered funding portal intermediary. Information about the Issuer is provided in this Form C and on the offering page maintained by Climatize for this Offering (the "Offering Page"). Material documents relating to the Offering, including the Promissory Note, the Term Sheet, and other applicable exhibits to this Form C, are attached hereto or otherwise made available on the Offering Page and may be updated from time to time in accordance with applicable law and are incorporated herein by reference.

In addition to its role as intermediary, Climatize may also serve in a ministerial and administrative capacity on behalf of Investors to the extent described in this Form C and the related exhibits. Climatize does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Investors should rely only on the information contained in this Form C and the exhibits attached hereto when considering an investment. The Issuer has not authorized any person to provide any information or make any representation other than as contained in this Form C and the attached exhibits. The offer to sell and solicitation of offers to buy the Securities are being made only in jurisdictions where such offers and sales are legally permitted.

The information contained in this Form C is believed to be accurate, in all material respects, only as of the date of this Form C, regardless of the time of delivery or any subsequent sale of Securities. The Issuer's business, financial condition, results of operations, and prospects may have changed since that date. Statements contained in this Form C regarding the contents of any agreement or other document are summaries only and may not be complete. Such statements are qualified in their entirety by reference to the full text of the applicable agreements and documents attached as exhibits or otherwise made available as part of this Offering.

Upon purchase of Securities in this Offering, Investors will be bound by the terms of the Securities and the other agreements applicable to the Offering, including provisions relating to payment mechanics, reserve requirements, amendment procedures, and any applicable collateral, pledge, subordination, or account control arrangements, in each case as expressly described in this Form C and the attached exhibits. The Payment Reserve Account constitutes contractual credit support for the Securities, but, unless expressly stated otherwise in this Form C and the attached exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will provide Investors the opportunity to ask questions of and receive answers from the Issuer's management concerning the terms and conditions of the Offering, the Issuer, and other relevant matters, and to obtain any additional information to the extent required by applicable law before the sale of Securities is consummated. This Form C does not purport to contain all information that a prospective Investor may consider material in evaluating the Offering, and each prospective Investor should conduct its own independent review of the Issuer and the Offering. The statements of the Issuer contained herein are based on information believed by the Issuer to be reliable; however, no representation or warranty is made as to the accuracy or completeness of such information or that circumstances have not changed since the date of this Form C.

The Issuer does not undertake to update or otherwise revise this Form C or other materials supplied herewith except as required by applicable law, including Regulation Crowdfunding. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time after the date of this Form C. This Form C is submitted solely in connection with the Offering described herein and may not be reproduced or used for any other purpose except as permitted by law. Restrictions on transferability and resale are described elsewhere in this Form C.

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in Regulation Crowdfunding, in this Form C, the attached exhibits, or common financial usage, as applicable.

Attestations

Eligibility for Filing Form C

Moon Five Technologies Inc., a corporation organized under the laws of Delaware on June 12, 2023 (the "Issuer"), with its principal place of business at 1360 Fifth St., Berkeley, California 94710 and its website at https://www.moonfive.tech, hereby certifies, represents, and attests that the following statements are true and correct in all material respects in connection with this Offering:

1. The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940 and is not otherwise ineligible to rely on Regulation Crowdfunding on that basis.
4. The Issuer is not ineligible to rely on the exemption under Section 4(a)(6) of the Securities Act of 1933 as a result of any disqualification specified in Rule 503(a) of Regulation Crowdfunding.
5. The Issuer has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Form C, or for such a shorter period during which the Issuer was required to file such reports.
6. The Issuer is not a development stage company that either (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
7. The Issuer is not otherwise disqualified from relying on Regulation Crowdfunding or prohibited from conducting this Offering under applicable federal securities laws.

Issuer Attestation Regarding Form C

The Issuer certifies and attests that, to the best of its knowledge after reasonable inquiry, the information contained in this Form C and the attached exhibits is true, accurate, and complete in all material respects as of the date of this attestation and does not omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading.

The Issuer acknowledges that Climatize Earth Securities LLC serves as the registered funding portal intermediary for this Offering and may also serve in a ministerial and administrative capacity on behalf of Investors to the extent set forth in this Form C and the attached exhibits.

This attestation is made with the understanding that it may be relied upon by Climatize and other relevant parties for legal, regulatory, compliance, and administrative purposes in connection with this Offering. The Issuer understands the legal and binding nature of this attestation and acknowledges that any false statement, material misstatement, or material omission may result in legal consequences under applicable law.

Pursuant to Section 4(a)(6) and Section 4A of the Securities Act of 1933, as amended, and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it satisfies the applicable requirements for filing this Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

[Signature page follows]

Moon Five Technologies Inc.

Stephan Ng

By:_____

Name: Stephan Andrew Ng
Title: Chief Executive Officer and Director
Date: June 30, 2026

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Business

Description of Business

This investment opportunity relates to Moon Five Technologies Inc. (the "Issuer"), a Delaware corporation that delivers dedicated EV charging to renters in multifamily buildings for a flat, monthly fee, with no setup fee, no per-kilowatt-hour markup, and no utility upgrade required. By drawing on each apartment's existing electrical capacity, the Issuer can install in older, load-constrained buildings that conventional charging infrastructure has consistently bypassed due to the need for expensive and time-consuming panel upgrades. The company's work is validated by a $3.4M California Energy Commission REACH 3.0 award, funding installations in primarily low income and disadvantaged communities.

About the Issuer

Moon Five Technologies Inc. was incorporated in Delaware on June 12, 2023. Stephan Andrew Ng is the Issuer's founder, Chief Executive Officer, sole director, and controlling stockholder. As of December 31, 2025, Mr. Ng held 7,896,770 shares of Common Stock, representing approximately 80-96% of the Issuer's outstanding Common Stock on a fully diluted basis, excluding conversion of outstanding SAFEs. The Issuer's principal place of business is 1360 Fifth St., Berkeley, California 94710.

Business Model and Operations

The Issuer provides an integrated electric-vehicle charging and apartment energy-management system designed to enable charging access in multifamily and similar residential environments with minimal or no upfront cost to property owners or tenants. Tenants may pay recurring service and usage-based charges, and property owners may enter long-term agreements that can include revenue-sharing or other commercial terms. The Issuer's platform is intended to support charging operations, load management, utility-program participation, demand response, capacity services, and other grid or energy-management functions where available. The Issuer remains in an early deployment and commercialization stage and has not achieved profitability.

Use Case for the Offering

The Issuer is raising capital for a second deployment tranche and general working capital. The Issuer reports 11 identified Tranche 2 sites representing approximately 146 chargers, 12 signed property agreements across its deployment program, approximately 100 properties in its broader pipeline, 75 permitted chargers, nine chargers at a deployed or operational stage, and approximately 30 installed systems or system components associated with approximately $255,000 of contracted revenue. These figures measure different deployment stages or components and are not additive. Specific sites and contracts may change or be substituted as diligence, permitting, readiness, contracting, and deployment planning progress.

About the Offering

The Offering is designed to provide working capital and general operating liquidity to support the Issuer's second deployment tranche and ongoing business operations. Net proceeds may be used for EV-charging equipment and inventory, site preparation, permitting, property and customer onboarding, electrician wages, installation and deployment expenses, personnel, technology and software, program administration, bridge costs associated with reimbursement timing, reserve funding, transaction costs, and other operating expenditures reasonably necessary to support the Issuer's disclosed business.

The Issuer was awarded up to $3,413,480 under California Energy Commission REACH 3.0 Grant Agreement ZVI-25-004 through March 31, 2028, subject to eligible-cost, documentation, matching-funds, milestone, and reimbursement requirements. The reviewed financial statements disclose a minimum matching-funds requirement of $379,276. The Issuer reports approximately $195,645 of cumulative grant invoices, of which approximately $4,360 has been approved and paid and approximately $129,132 remains submitted and pending review or reimbursement. Operating revenue, contracted revenue, grant reimbursements, financing proceeds, founder or equity support, and other legally available corporate funds are anticipated repayment sources only and are not assigned or pledged to Investors.

The Offering

Purpose of the Offering

The Issuer is conducting this Offering to raise capital through a Regulation Crowdfunding offering of a fixed-interest promissory note for its second multifamily EV-charging deployment tranche and general corporate purposes. The Offering is intended to provide working capital and operating liquidity for equipment purchases, site preparation, permitting, property and customer onboarding, electrician and installation costs, personnel, technology and software, program administration, bridge costs associated with California Energy Commission reimbursement timing, reserve funding, transaction costs, and other expenditures reasonably necessary to support the Issuer's disclosed business.

Offering Amounts

The Issuer is seeking to raise a minimum of $250,000 (the "Target Offering Amount") and up to $300,000 (the "Maximum Offering Amount") in gross proceeds in this Offering.

No funds will be disbursed to the Issuer unless and until the Target Offering Amount has been achieved and all applicable conditions to release of funds under Regulation Crowdfunding have been satisfied, including expiration of any applicable cancellation period. No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. The Offering will be consummated in one single Closing. Multiple or rolling Closings are not permitted.

The Offering will remain open until the earlier of (i) the Closing of the Offering, (ii) the date the Maximum Offering Amount is reached, or (iii) the expiration of the Offering period permitted under applicable law and platform procedures. If the Target Offering Amount is not achieved within the permitted Offering period, the Offering will terminate, and investor funds will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow arrangements. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted.

Use of Proceeds

Estimated net proceeds will depend on the total amount raised and will reflect deductions for applicable fees, expenses, and required reserve funding, including the origination fee, the servicing fee payable in full on the Funding Date or at Closing unless otherwise specified in the Offering Materials, third-party costs, and funding of the Payment Reserve Account, each as described in this Form C and in the table below:

Item	Target Offering Amount	Maximum Offering Amount
Gross Proceeds	250,000	300,000
Origination Fee (5.50%)	13,750	16,500
Servicing Fee (0.50% per annum; 1.50% aggregate; deducted in full and fully earned at Closing)	3,750	4,500
Estimated Third-Party Fees and Expenses	1,275	1,275

Payment Reserve Account Funding (one scheduled quarterly interest payment)	6,313	7,575
Estimated Net Proceeds to Issuer	**224,912**	**270,150**

Use of Net Proceeds: Business Operations

The Issuer intends to use net proceeds for working capital supporting its second deployment tranche and general operations. Uses may include EV-charging equipment and inventory, site preparation, permitting, property and customer onboarding, electrician wages and installation costs, deployment personnel, technology and software, program administration, bridge costs associated with California Energy Commission reimbursement timing, legal, accounting, filing, escrow, compliance, and administrative expenses, funding of the Payment Reserve Account, Offering-related fees, and other costs reasonably necessary to conduct the Issuer's disclosed business. At the Maximum Offering Amount, the Issuer currently anticipates approximately $195,000 of deployment costs for Tranche 2. Internal allocation of proceeds to particular sites does not create project-level collateral, segregation, or an exclusive Investor claim.

Use of Net Proceeds: Professional Fees and Operating Expenses

A portion of the gross proceeds of the Offering will be used to pay fees and expenses associated with the Offering, including the Origination Fee, the Servicing Fee, escrow and filing expenses, legal and accounting fees, compliance costs, transaction costs, and other third-party expenses, as described in this Form C. The Servicing Fee will be deducted in full from gross proceeds at Closing, together with the Origination Fee, and will become fully earned and nonrefundable at Closing. Routine expenses of the Issuer, including legal, accounting, insurance, banking, personnel, deployment, technology, administrative, and other operating costs, may also be paid from net proceeds to the extent described in this Form C.

Payment Reserve Account

At Closing, a portion of the Offering proceeds is expected to be retained to fund the Payment Reserve Account in the amount described in this Form C. Scheduled payments to Investors are expected to be made from the Payment Reserve Account, and the Issuer will be required to replenish that account to required minimum levels in accordance with the Securities and the related Offering Materials. The Payment Reserve Account constitutes contractual credit support for the Securities; however, unless expressly stated otherwise in this Form C and the related exhibits, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

Investor funds are expected to be held initially in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds are expected to be transferred to a custody or controlled account, from which applicable fees and expenses may be deducted, net proceeds may be transferred to the Issuer, and required amounts may be retained to fund the Payment Reserve Account.

Financing Terms

The Securities consist of pro rata participation interests in one fixed-interest promissory note. The Note bears interest at 10.10% per annum on a simple, non-compounding Actual/365 basis. The anticipated

Final Closing/Funding Date is 90 days following the Launch Date, the first scheduled payment date is the first day of the calendar quarter following the Final Closing/Funding Date, and the anticipated Maturity Date and final day of interest accrual is approximately 36 months following the Final Closing/Funding Date, subject to the actual Funding Date. All principal, accrued and unpaid interest, and other matured amounts will be scheduled for payment on October 1, 2029 or the next Business Day. Payment on that scheduled date will be timely, and no additional interest will accrue solely because the scheduled payment date follows the Maturity Date. Interest is payable quarterly in arrears, with principal due as a balloon payment at maturity.

The Offering will have a single Closing, and all Investors will have the same Funding Date. Interest will be paid quarterly in arrears on January 1, April 1, July 1, and October 1 of each calendar year or the next Business Day. The first payment will reflect the Initial Stub Period from the Funding Date through the end of the applicable calendar quarter. Scheduled quarterly payments are intended to be substantially equal after the Initial Stub Period, and any difference between scheduled payments and interest accrued on an Actual/365 basis will be reconciled at maturity or earlier repayment.

Estimated third-party costs are $1,275, consisting of a $500 platform setup fee, $650 escrow fee, and $125 background check fee.

Directors, Officers, and Employees

The following individuals currently serve as directors and/or executive officers of the Issuer. To the extent applicable, directors also serve on the Issuer's governing board.

Full Name	Position/Title
Stephan Andrew Ng	Chief Executive Officer / Director
Lionel Church	Chief Operating Officer
Marco Sotela	Chief Deployment Officer
Chase Robert Estrin	Chief of Staff

The Issuer may also engage additional personnel, advisors, consultants, or independent contractors to support its operations, business development, administration, legal compliance, technical functions, deployment activities, or other business needs.

Officers and Director Backgrounds

Stephan Andrew Ng
Principal Occupation: Chief Executive Officer
Employer: Moon Five Technologies Inc.
Dates of Service: Feb 2022 - Present

Principal Occupation: Test Automation Engineer
Employer: Zoox
Dates of Service: June 2020 - Feb 2022

Principal Occupation: Spacecraft Telemetry Engineer
Employer: Planet Labs
Dates of Service: Mar 2018 - Mar 2020

Principal Occupation: Satellite Operations Specialist
Employer: Planet Labs/Google (Terra Bella)
Dates of Service: Feb 2016 - Mar 2018

Stephan Andrew Ng is the founder, Chief Executive Officer, sole director, and controlling stockholder of Moon Five Technologies Inc. He is responsible for corporate strategy, capital formation, product direction, grant and financing strategy, and oversight of the Issuer's multifamily EV-charging deployment program.

Lionel Church
Principal Occupation: Chief Operating Officer
Employer: Moon Five Technologies Inc.
Dates of Service: June 2026 - Present

Principal Occupation: Chief Executive Officer
Employer: Gratis Estates & Gratis Enterprise

Dates of Service: July 2018 - May 2026

Principal Occupation: Chief Operating Officer
Employer: Food Revolution Network
Dates of Service: Nov 2011 - June 2018

Lionel Church is the Chief Operating Officer of Moon Five Technologies Inc. He is responsible for day-to-day operational management, internal processes and systems, organizational infrastructure, and oversight of operational execution supporting the Issuer's multifamily EV-charging deployment program.

Marco Sotela
Principal Occupation: Chief Deployment Officer
Employer: Moon Five Technologies Inc.
Dates of Service: Jun 2024 – Present

Principal Occupation: Lead Program Manager
Employer: Tesla, Inc.
Dates of Service: Jun 2017 – Jun 2024

Marco Sotela is the Chief Deployment Officer of Moon Five Technologies Inc. He is responsible for site identification and qualification, installation and commissioning of EV-charging infrastructure including permitting, installer management, and oversight of field operations supporting the Issuer's deployment program.

Chase Estrin
Principal Occupation: Chief of Staff
Employer: Moon Five Technologies Inc.
Dates of Service: Oct 2024 – Present

Principal Occupation: Independent Contractor
Employer: Klimate Consulting
Dates of Service: Aug 2024 – Oct 2024

Principal Occupation: Technical Program Manager
Employer: Northrop Grumman Corporation
Dates of Service: May 2012 – Apr 2023

Chase Estrin is the Chief of Staff of Moon Five Technologies Inc. He is responsible for grant compliance and reporting under the California Energy Commission REACH 3.0 agreement and assisting with company financial and payroll administration, fundraising execution and investor relations support, regulatory and labor compliance, and cross-functional coordination supporting the Issuer's multifamily EV-charging deployment program.

Principal Security Holders

The following table sets forth, as of the most recent practicable date, each person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power.

Full Name	Nature of Beneficial Ownership	Ownership Percentage
Stephan Andrew Ng	Beneficial ownership of Common Stock	Approximately 96.66% of voting equity securities

As of December 31, 2025, Stephan Andrew Ng beneficially owned 7,896,770 shares of Common Stock, representing approximately 80.96% of the Issuer's outstanding Common Stock on a fully diluted basis, excluding conversion of outstanding SAFEs.

No other individual is known to beneficially own twenty percent (20%) or more of the Issuer's outstanding voting equity securities as of the date of this Form C.

Current Employees

As of the date of this Form C, the Issuer currently has 5 full-time employees.

In addition, the Issuer relies on contractors, advisors, electricians, engineers, installers, legal and accounting professionals, technology vendors, and other service providers to support product development, deployment, permitting, installation, compliance, finance, and administrative functions.

Terms of the Offering

Summary

You are purchasing a fixed-interest promissory note in which Investors acquire pro rata participation interests in a single promissory note issued by the Issuer (the "Offering"). The following sets forth the material terms of the Offering and the Securities being offered.

Security

Instrument	Fixed-Interest Promissory Note (Working Capital)
Structure	Investors acquire pro rata participation interests in a single promissory note issued by the Issuer. Each participation represents a pro rata interest in the Issuer's obligations under the Note.
Target Offering Amount	$250,000
Maximum Offering Amount	$300,000
Interest Rate	10.1% per annum (fixed)
Offering Period	The Offering will expire at 11:59 p.m. Eastern Time on the date that is 90 days following the Launch Date (the "Offering Deadline"), unless closed earlier in accordance with Regulation Crowdfunding.
Closing Structure	Single Closing; multiple or rolling Closings are not permitted.
Term	Approximately thirty-six (36) months, including the Initial Stub Period, with anticipated Final Closing/Funding Date 90 days following the Launch Date, anticipated Maturity Date approximately 36 months following the Final Closing/Funding Date, and scheduled final payment on the first day of the calendar quarter immediately following such 36-month period, or the next Business Day.
Minimum Investment	The minimum investment for this Offering is $10. Additional investments may be made in increments of $1.

Closing Mechanics and Funding

No Closing will occur earlier than twenty-one (21) days following the date on which the Offering is first made publicly available on the funding portal. Upon reaching the Maximum Offering Amount, no additional subscriptions will be accepted, and the Offering will terminate.

Following satisfaction of the Target Offering Amount and expiration of the applicable cancellation period, the Issuer may close the Offering at any time before the Offering Deadline (the date that is 90 days following the Launch Date), subject to the minimum public availability period, required early-closing notice, and applicable law. The anticipated Final Closing/Funding Date is the date that is 90 days following the Launch Date.

Investor funds will initially be held in escrow with a qualified third-party financial institution. Upon Closing and satisfaction of applicable release conditions, funds will be transferred to a custody or controlled account. From that account, applicable fees and expenses will be deducted, net proceeds will be transferred to the Issuer, and required amounts will be retained to fund the Payment Reserve Account. The custody or controlled account, or a designated portion thereof, will serve as the Payment Reserve Account.

Interest and Repayment Terms

The Note provides for interest-only payments during the term, with the principal balance due at maturity. The Note bears interest at a fixed annual rate of 10.10% per annum on a simple, non-compounding basis. Interest accrues on each Investor's participation amount beginning on the single Funding Date and is calculated using an Actual/365 day-count convention.

Interest is payable quarterly in arrears. The Issuer shall make four (4) scheduled interest payments per year, each occurring on a calendar quarter payment date. Scheduled quarterly payments are structured to be substantially equal in amount; however, the actual amount of accrued interest during any accrual period may vary based on the timing of the Closing, the applicable Funding Date, and the number of days in each accrual period.

For each Investor, interest for the period from such Investor's Funding Date through the end of the first applicable accrual period (the "Initial Stub Period") will be calculated on the actual number of days elapsed. Any difference between total interest accrued and aggregate scheduled interest payments made during the term will be reconciled and paid on the maturity date or earlier upon prepayment.

Repayment and Prepayment

All outstanding principal, together with accrued and unpaid interest and any other matured amounts, will be due on the Maturity Date and scheduled for payment on October 1, 2029 or the next Business Day. Payment on that scheduled date will be timely, and no additional interest will accrue solely because the scheduled payment date follows the Maturity Date.

The Note may be prepaid, in whole or in part, before maturity without premium or penalty, provided that any prepayment occurs only on a scheduled interest-payment date, includes all accrued and unpaid interest and other amounts then due, and is preceded by at least fifteen (15) Business Days' written notice to the Administrative Agent. Partial prepayments will be applied pro rata unless otherwise approved in accordance with the Note.

Because the Offering will close in one single Closing, all Investors will have the same Funding Date. Accrued interest in connection with a prepayment will be determined on each Investor's pro rata Participation Amount using the Actual/365 convention.

Payment Reserve Account

A Payment Reserve Account will be established in connection with the Offering and funded at Closing. The minimum reserve amount will equal one scheduled quarterly interest payment under the Note: approximately $6,313 at the Target Offering Amount and $7,575 at the Maximum Offering Amount. Scheduled payments to Investors are expected to be made from the Payment Reserve Account. The Payment Reserve Account constitutes contractual credit support for the Securities; however, Investors do not have a perfected security interest in, or account control rights over, the Payment Reserve Account solely by virtue of their investment.

The Issuer will replenish the Payment Reserve Account to required minimum levels within ninety (90) days following any deficiency below the required minimum reserve amount.

The Payment Reserve Account will be maintained through North Capital Private Securities Corporation or another qualified third-party financial institution, as described in this Form C and the related exhibits.

No deposit account control agreement, sweep, standing transfer instruction, pre-authorized payment mechanism, or perfected security interest applies at issuance.

Use of Proceeds Restrictions

Net proceeds of the Offering will be used for working capital and general corporate purposes supporting the Issuer's second deployment tranche and disclosed business, including EV-charging equipment and inventory, site preparation, permitting, property and customer onboarding, electrician and installation costs, personnel, technology and software, program administration, bridge costs associated with reimbursement timing, reserve funding, transaction costs, and other disclosed operating expenditures.

Proceeds may not be used for dividends, equity distributions, owner distributions, speculative investments, repayment of unrelated indebtedness, or insider or affiliate obligations outside the ordinary scope of the Issuer's disclosed business, except as disclosed in this Form C or otherwise permitted under the Note.

Fees and Expenses

Origination fees, servicing fees, third-party expenses, and Payment Reserve Account funding requirements will reduce the net proceeds available to the Issuer.

The Issuer is responsible for all fees and expenses associated with the Offering, including platform fees, origination fees, servicing fees, escrow fees, regulatory and filing expenses, legal fees, accounting fees, compliance expenses, and other administrative or third-party costs incurred in connection with the Offering.

The Origination Fee for this Offering is 5.50% of gross proceeds. The Servicing Fee equals 0.50% per annum of the original principal amount for the scheduled three-year term, or 1.50% in aggregate, and will be deducted in full from gross proceeds at Closing together with the Origination Fee. The Servicing Fee will be fully earned and nonrefundable upon Closing and will not be prorated, rebated, refunded, credited, offset, or repaid if the Note is prepaid, accelerated, refinanced, restructured, or otherwise repaid before scheduled maturity. If any portion that became due at Closing is not deducted because of an administrative or processing error, it may be recovered through the Payment Waterfall. No periodic Servicing Fee accrues during the original scheduled term after Closing.

If the Offering is cancelled, withdrawn, terminated, or does not close, the Issuer remains responsible for any third-party costs already incurred and any applicable cancellation or break fees, in each case as described in this Form C and the related Offering Materials.

Payment Waterfall

Except as otherwise provided below following an Event of Default and the required Investor approval, all amounts paid by or on behalf of the Issuer in respect of the Note, including amounts held in or disbursed from the Payment Reserve Account, shall be applied in the following order of priority:

1. Payment of unpaid platform, Origination Fee, Servicing Fee, administrative, or similar amounts that became due at or before Closing but remained unpaid because of an administrative or processing error, together with properly incurred post-Closing fees.
2. Payment of unpaid third-party administrative, custodial, escrow, legal, compliance, accounting, reporting, and servicing costs then due.
3. Replenishment of the Payment Reserve Account to the required minimum level.

4. Payment of accrued and unpaid interest owing to Investors, on a pro rata basis in accordance with their respective participation interests.
5. Payment of outstanding principal owing to Investors, on a pro rata basis in accordance with their respective participation interests.
6. Any remaining amounts to the Issuer, so long as no Event of Default has occurred and is continuing.

Following an Event of Default, the order of application may be modified if such modification is approved by the Investors at the applicable consent threshold set forth in this Form C. Without limiting the foregoing, after an Event of Default, Investors may approve the application of available funds to principal before accrued interest if such treatment is approved in accordance with the Investor consent provisions described in this Form C.

Collateral and Priority

The Note constitutes a general unsecured corporate obligation of the Issuer and ranks pari passu with the Issuer's $124,000 Regulation Crowdfunding note funded on May 26, 2026.

The Payment Reserve Account constitutes contractual credit support for the Securities but is not perfected collateral at issuance. No customer contract, property or host agreement, California Energy Commission grant reimbursement, receivable, equipment, deposit account, or other asset is assigned or pledged to Investors. No guarantee is provided. Investors participate pro rata in the Issuer's obligations under the Note and do not have an exclusive claim to any designated deployment, contract, revenue stream, grant reimbursement, or other asset.

Repayment is not guaranteed. Investors should not assume that the Payment Reserve Account, operating revenues, contracted revenues, grant reimbursements, financing proceeds, founder support, or any other anticipated repayment source will be sufficient to satisfy the Note.

Subordination

The Note is not contractually subordinated at issuance and ranks pari passu with the Issuer's prior $124,000 Regulation Crowdfunding note. The Issuer may incur future senior financing only within the categories disclosed in this Form C and the related exhibits or with the approval required under the Note. Any subordination of either Regulation Crowdfunding note must provide equal subordination, payment-blockage, recovery, and enforcement treatment to both notes unless the affected Noteholders approve different treatment.

By investing in the Securities, Investors will be deemed to authorize the Administrative Agent, in its ministerial and administrative capacity, to execute implementing subordination or intercreditor documentation only for future senior financing categories expressly disclosed in this Form C and the related exhibits and only if such documentation provides the required equal treatment of both Regulation Crowdfunding notes. Any subordination outside the disclosed categories, or any unequal treatment, will require the applicable Noteholder approval. Any permitted subordination may adversely affect payment priority and recovery.

Covenants and Ongoing Obligations

The Issuer shall comply with affirmative covenants during the term of the Note including, but not limited to, the following:

- maintain its business and operations in commercially reasonable condition, consistent with its business model and stage of operations;
- maintain books, records, and internal controls appropriate for its size and operations;
- comply in all material respects with applicable laws, rules, regulations, permits, and contractual obligations;
- maintain and replenish the Payment Reserve Account as required by this Form C and the Offering Documents;
- provide periodic financial and operational information to the extent required by applicable laws and the terms of the Offering;
- provide notice of material developments, material adverse events, and defaults to the extent required by applicable law and the terms of the Offering; and
- maintain insurance coverage customary for its business and operations.

The Issuer shall not take any action prohibited by the terms of the Note or this Form C, including misuse of proceeds, failure to maintain required reserves, or actions that materially impair the repayment rights of Investors.

Change of Control

Upon a Change of Control, all outstanding principal and accrued and unpaid interest under the Note shall automatically become immediately due and payable, without premium or penalty, unless the transaction constitutes a Permitted Change of Control or Investors approve alternative treatment in accordance with the amendment and consent provisions set forth in this Form C.

A Change of Control is intended to apply to a sale, transfer, merger, disposition, or similar transaction that results in a transfer of control of the Issuer or substantially all of its assets to an external party. It is not intended to be triggered solely by an ordinary-course equity financing, SAFE conversion, grant-related transaction, customer or property agreement, equipment financing, deployment arrangement, internal reorganization, or other transaction that does not transfer control of the Issuer.

For purposes of this Offering, "Permitted Change of Control" means an internal reorganization, equity or SAFE financing, conversion of outstanding SAFEs, grant-related transaction, customer or property agreement, equipment or working-capital financing, or other ordinary-course transaction expressly contemplated by this Form C and the related exhibits that does not materially impair the Issuer's ability to perform its obligations and does not materially and adversely affect Investors' rights, payment priority, or pro rata sharing. No Permitted Change of Control will, by itself, trigger acceleration or mandatory repayment of the Note.

Events of Default

Each of the following constitutes an Event of Default under the Note:

- failure by the Issuer to pay any principal, interest, fee, or other required amount when due;
- failure by the Issuer to fund, maintain, or replenish the Payment Reserve Account as required;
- breach by the Issuer of any material covenant, obligation, representation, or warranty under the Note, this Form C, or the related Offering Materials, which breach remains uncured for thirty (30) days after written notice thereof, if such breach is capable of cure;
- any material misstatement or omission in the Offering Materials;
- misuse of Offering proceeds in a manner inconsistent with this Form C or the Note;

- insolvency, bankruptcy, liquidation, assignment for the benefit of creditors, receivership, or similar event with respect to the Issuer;
- any attachment, levy, or proceeding that materially impairs the Issuer's ability to perform its obligations under the Note;
- any default under other indebtedness of the Issuer that materially impairs repayment of the Note; provided that a default under the Issuer's prior Regulation Crowdfunding note will not automatically constitute an Event of Default under this Note solely because it occurred; and
- any other event or circumstance that materially impairs the Issuer's ability to repay the Note or perform its obligations under the Offering documents.

The Issuer shall provide notice of material adverse developments and Events of Default to the extent required by applicable law and the terms of the Offering.

Default Interest and Remedies

Upon the occurrence and continuation of an Event of Default, default interest shall accrue on the outstanding principal balance at a rate per annum equal to the otherwise applicable Interest Rate plus 2.00%.

Upon an Event of Default, Investors shall have the rights and remedies provided in the Note, this Form C, and applicable law, which shall include, but not be limited to, the following:

- acceleration of all outstanding principal and accrued and unpaid interest;
- application of funds held in the Payment Reserve Account;
- enforcement of any credit support expressly established in approved definitive documentation after issuance, if applicable;
- exercise of rights under any later-approved custody, control, sweep, or account arrangement, if expressly applicable;
- commencement of collection, enforcement, or other creditor remedies permitted by law; and
- approval of a restructuring, workout, or modified payment application in accordance with the Investor consent provisions set forth herein.

Following an Event of Default, Investors may, at the applicable consent threshold set forth in this Form C, approve a modified payment waterfall, including application of available funds to principal before accrued interest, if determined by Investors to be in their collective best interests.

Climatize does not have discretionary authority to modify the Note, waive defaults, or alter Investor rights on its own initiative. Climatize may, however, in its ministerial and administrative capacity, implement actions duly approved by Investors or expressly authorized by the terms of the Offering.

Description of Securities

The Securities offered hereby are debt securities in the form of pro rata participation interests in a fixed-interest promissory note issued by the Issuer. Investors are creditors of the Issuer. Investors are not equity holders of the Issuer and do not receive equity ownership, conversion rights, profit participation, governance rights, or residual value rights, except to the limited extent, if any, expressly stated in this Form C.

The return to Investors is limited to the stated interest rate and repayment of principal in accordance with the terms of the Securities. Repayment depends on the Issuer's financial condition, liquidity, compliance with the Offering terms, and the enforceability of the Issuer's obligations. Repayment is not guaranteed.

Voting, Consent, and Amendment Rights

Investors do not have general voting rights in the governance or management of the Issuer. Following Closing, however, Investors have consent or approval rights with respect to certain amendments, waivers, restructurings, or other actions affecting the Note and their rights thereunder

Unless otherwise expressly stated in this Form C, the following approval structure applies:

1. Majority Approval. Approval by holders of a majority of the outstanding participation interests shall be required for:
   - waivers of non-payment Events of Default;
   - modifications to non-economic covenants;
   - modifications to reporting or notice obligations;
   - amendments that do not materially and adversely affect core economic rights of Investors; and
   - restructurings or workouts that do not alter principal amount, interest rate, maturity, payment priority, or other core economic terms.
2. Supermajority Approval. Approval by holders of a supermajority of the outstanding participation interests shall be required for:
   - extensions of maturity;
   - modifications to payment timing or payment structure;
   - subordination of the Note to other indebtedness, except to the extent already permitted under this Form C and the related exhibits;
   - material changes to Payment Reserve Account requirements;
   - changes to the payment waterfall following a default, including applying principal before accrued interest;
   - restructurings affecting the timing or priority of payments; and
   - any other amendment that materially affects Investor recovery or enforcement rights, but does not require unanimous approval.
3. Unanimous Approval. Approval by all Investors adversely affected shall be required for:
   - any reduction in principal;
   - any reduction in the stated interest rate;
   - any change to pro rata sharing provisions;
   - any amendment that disproportionately affects a subset of Investors relative to other Investors; and
   - any other amendment that materially impairs a core economic right of fewer than all Investors unless all adversely affected Investors consent.

For avoidance of doubt, execution of subordination, intercreditor, acknowledgment, consent, joinder, or similar implementing documentation for future senior financing categories expressly disclosed in this Form C and the related exhibits shall be treated as implementation of a pre-authorized term only if the documentation provides equal treatment to the Issuer's prior and Tranche 2 Regulation Crowdfunding notes. Any unequal or otherwise unapproved treatment requires the applicable Investor consent.

Climatize, in its ministerial and administrative capacity, shall implement amendments, waivers, and actions that have been duly approved by Investors in accordance with these consent thresholds, but shall not have discretionary authority to approve such matters on behalf of Investors. Climatize may also, without Investor vote, correct clerical, scrivener's, computational, typographical, or ministerial errors that do not materially and adversely affect Investor rights.

Investor consent may be obtained through electronic consent on the funding portal or other designated platform, written consent, or other procedures expressly disclosed in this Form C and permitted by applicable law.

Any material amendment to the Offering prior to Closing shall be made in accordance with Regulation Crowdfunding requirements, including amendment of this Form C where required and any required investor notice and reconfirmation opportunity. No amendment shall be effective if it violates applicable law or modifies Investor rights in a manner inconsistent with this Form C without the required amendment, disclosure, notice, and approval process.

Transfer Restrictions Under Regulation Crowdfunding

The Securities may not be transferred by any purchaser during the one-year period beginning when the Securities were issued, unless transferred:

- "to the Issuer;"
- "to an accredited investor;"
- "as part of an offering registered with the Commission;"
- "to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member, or in connection with the death or divorce of the purchaser or other similar circumstance; or"
- "as otherwise permitted by Regulation Crowdfunding or other applicable law."

After the expiration of the applicable restricted period, transfers remain subject to administrative procedures, recordkeeping requirements, applicable law, and any consent or transfer conditions expressly described in this Form C and the related Offering documents.

Valuation / Purchase Price

The Securities are issued at par value based on the amount invested by each Investor. The return to Investors is based solely on the stated fixed interest rate and the repayment terms set forth in this Form C. The Securities do not provide for any equity appreciation, conversion feature, profit-sharing feature, or other participation in the Issuer's enterprise value, except to the extent expressly stated in this Form C.

Past Exempt Offerings

Within the three years preceding the date of this Form C, the Issuer has offered and sold securities without registration under the Securities Act of 1933 (the "**Securities Act**") in reliance on the following exemptions:

SAFEs (Rule 506(b) of Regulation D). Beginning in 2024 and continuing through early 2026, the Issuer sold Simple Agreements for Future Equity (the "**SAFEs**") in a private placement conducted in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D thereunder. The Issuer sold an aggregate of approximately $1,575,000 of SAFEs, consisting of approximately $1,455,000 outstanding as of December 31, 2025 and approximately $120,000 issued in early 2026. The SAFEs are convertible into equity of the Issuer upon specified future financing or liquidity events and have not been registered under the Securities Act. The Issuer used the proceeds for working capital and general corporate purposes, including funding its EV-charging deployment activities, operations, personnel, technology, and related expenses. A proposed additional SAFE of approximately $110,000 has not closed and is excluded from the foregoing amounts.

Prior Regulation Crowdfunding Note (Section 4(a)(6)). In 2026, the Issuer conducted a prior offering under Regulation Crowdfunding, titled "Powering REACH: Multifamily EV at Scale," in reliance on Section 4(a)(6) of the Securities Act. The securities offered were fixed-interest working-capital promissory notes. The offering funded $124,000 of gross principal on May 26, 2026, of which the Issuer received approximately $111,139 in net proceeds. The full $124,000 of principal remains outstanding and ranks pari passu with the Note offered hereby. The Issuer used the proceeds for working capital to support its deployment and operations.


Financial Condition


THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS, ESTIMATES, PROJECTIONS, AND ASSUMPTIONS REGARDING THE ISSUER'S ANTICIPATED FINANCIAL CONDITION, OPERATING PERFORMANCE, LIQUIDITY, CAPITAL RESOURCES, AND BUSINESS PROSPECTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF NUMEROUS FACTORS, INCLUDING THE RISKS DESCRIBED IN THIS FORM C, CHANGES IN MARKET CONDITIONS, CHANGES IN THE ISSUER'S OPERATING PERFORMANCE, CHANGES IN FINANCING AVAILABILITY, REGULATORY DEVELOPMENTS, DELAYS IN EXECUTION, AND OTHER KNOWN AND UNKNOWN UNCERTAINTIES.

FORWARD-LOOKING STATEMENTS IN THIS SECTION ARE BASED ON MANAGEMENT'S CURRENT EXPECTATIONS AND ASSUMPTIONS AS OF THE DATE OF THIS FORM C. EXCEPT AS REQUIRED BY APPLICABLE LAW, THE ISSUER UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE, REVISE, OR SUPPLEMENT ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS, CIRCUMSTANCES, OR CHANGES IN EXPECTATION OCCURRING AFTER THE DATE OF THIS FORM C.

Financial Condition of the Issuer and Financial Statements

The financial statements of the Issuer included with this Form C have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). To the extent required for this Offering under Regulation Crowdfunding, such financial statements have been certified by management, reviewed by an independent public accountant, or audited by an independent auditor, as applicable. The applicable financial statements are included in the Appendix to this Form C.

Moon Five Technologies Inc. is an early-stage operating company that has incurred recurring losses and negative cash flows while developing and deploying its multifamily EV-charging platform. The independent accountant's review report on the Issuer's 2025 and 2024 financial statements contains an emphasis of matter stating that recurring losses, limited liquidity, and dependence on continued external financing raise substantial doubt about the Issuer's ability to continue as a going concern. The accountant's conclusion was not modified with respect to that matter.

Financial Milestones & Anticipated Revenues

For the year ended December 31, 2025, the Issuer generated $78,775 of revenue and reported a net loss of approximately $1,234,110. The Issuer reports approximately $5,500 of recognized revenue during 2026 through its latest internal reporting date. The Issuer's near-term milestones include deploying equipment at signed and permitted multifamily sites, activating chargers and customer subscriptions, collecting contracted revenue, submitting and collecting eligible California Energy Commission reimbursements, and obtaining sufficient operating and financing capital to support continued deployment.

Cash Flows

For the year ended December 31, 2025, the Issuer used approximately $1,205,577 of cash in operating activities and received approximately $1,424,822 from financing activities. Cash and cash equivalents were approximately $249,290 at December 31, 2025. The Issuer reports approximately $75,000 of current cash, approximately $508,000 of 2026 year-to-date net losses, and approximately $39,800 of accounts payable through its latest internal reporting date. These 2026 figures are unaudited and should be refreshed as close to filing as practicable.

Liquidity and Capital Resources

The Issuer's liquidity depends on existing cash, operating and contracted revenue, California Energy Commission reimbursements, founder or equity support, SAFE or priced-equity financing, this Offering, and other financing sources. The reviewed financial statements state that management's plans include additional equity financing, invoicing under the REACH 3.0 grant, Regulation Crowdfunding financing, continued founder capital contributions, and cost reductions. These plans are subject to substantial execution risk and may be delayed, reduced, or unavailable.

Use of Funds for This Offering

The Issuer intends to use net proceeds for working capital supporting its second deployment tranche and general operations, including EV-charging equipment and inventory, site preparation, permitting, property and customer onboarding, electrician wages and installation costs, personnel, technology and software, program administration, bridge costs associated with California Energy Commission reimbursement timing, legal, accounting, filing, escrow, compliance, and administrative expenses, Payment Reserve Account funding, Offering-related fees, and other disclosed operating expenses. At the Maximum Offering Amount, the Issuer currently anticipates approximately $195,000 of deployment costs for Tranche 2.

Capitalization and Indebtedness

On December 31, 2025, the Issuer reported total assets of approximately $262,346, total liabilities of approximately $62,157, and total equity of approximately $200,189. The reviewed financial statements reported $1,455,000 of outstanding SAFEs at year-end and disclosed an additional $120,000 of SAFEs issued in early 2026. The Issuer completed a $124,000 Regulation Crowdfunding note offering funded on May 26, 2026; the full principal remains outstanding and ranks pari passu with the Note offered hereby. A proposed additional SAFE of approximately $110,000 may close, but it is not treated as completed unless and until funded.

Regulatory Information

Tax

Investors are expected to receive annual tax reporting information relating to their investment to the extent required by applicable law, including IRS Form 1099-INT or any successor or substitute form, if applicable. Climatize may assist the Issuer in preparing draft tax reporting forms for review by the Issuer; however, the Issuer remains responsible for the accuracy, approval, and timely issuance of all tax reporting required in connection with the Offering.

Investors are responsible for maintaining current tax identification information, legal name, mailing address, and email address with Climatize and, where applicable, the Issuer, in order to facilitate delivery of tax documents and other required notices. Investors should consult their own tax advisers regarding the U.S. federal, state, local, and any non-U.S. tax consequences of an investment in the Securities.

Disqualification

The Issuer represents that neither it, nor any of its predecessors, affiliated issuers, directors, officers, general partners, managing members, or beneficial owners holding twenty percent (20%) or more of the Issuer's outstanding voting equity securities, nor any other person covered by Rule 503 of Regulation Crowdfunding, is subject to a disqualifying event that would make the Issuer ineligible to rely on Regulation Crowdfunding. Rule 503 identifies a range of disqualifying events, including certain criminal convictions, court injunctions and restraining orders, certain final orders of specified regulators, certain SEC disciplinary orders, certain SEC cease-and-desist orders, suspension or expulsion from SRO membership, SEC stop orders, and false representation orders.

Annual Reports

The Issuer will make its annual reports available through https://www.moonfive.tech.

The Issuer will continue to comply with the ongoing annual reporting requirements of Regulation Crowdfunding until one of the following occurs:

- the Issuer becomes subject to SEC reporting under Section 13(a) or Section 15(d) of the Exchange Act;
- the Issuer has filed at least one annual report since its most recent Regulation Crowdfunding offering and has fewer than 300 holders of record;
- the Issuer has filed annual reports for at least the three most recent years since its most recent Regulation Crowdfunding offering and has total assets of $10,000,000 or less;
- all of the securities sold under Section 4(a)(6) of the Securities Act are repurchased or redeemed; or
- the Issuer liquidates or dissolves in accordance with applicable state law.

Intermediary Role and Compensation

Climatize Earth Securities LLC ("Climatize") is the intermediary for this Offering in its capacity as a registered funding portal under Regulation Crowdfunding. In that role, Climatize facilitates the offering process, investor onboarding, communications through the platform, and administrative coordination of payment and reporting functions in connection with the Offering, as described in this Form C and the related exhibits.

Climatize is compensated by the Issuer as follows:

- a one-time origination fee equal to 5.50% of the total gross Offering Amount, payable at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled three-year term, or 1.50% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

These fees are payable by the Issuer, reduce the net proceeds available to the Issuer, and, to the extent unpaid, may be included in the Payment Waterfall.

Climatize also serves in a ministerial and administrative capacity on behalf of Investors, including coordination of payment processing, notices, recordkeeping support, and implementation of Investor-approved actions, but does not act as an investment adviser, fiduciary, or discretionary representative of Investors.

Additional Administrative and Setup Fees

The Issuer is responsible for certain administrative, onboarding, setup, filing, and platform-related fees in connection with the Offering, to the extent applicable. Such fees may include account setup, onboarding support, filing support, EDGAR-related support, and other administrative services associated with the Offering. To the extent applicable, such fees are retained by Climatize or paid to third-party service providers for services rendered in connection with the Offering.

Third-Party Costs and Expenses

The Issuer is also responsible for third-party costs and expenses associated with the Offering. Estimated third-party costs are $1,275, consisting of a $500 platform setup fee, $650 escrow fee, and $125 background check fee. Independent accountant review or audit fees, legal expenses, and other additional documented third-party costs are not included in the $1,275 estimate and remain the Issuer's responsibility if incurred.

Such costs may be paid directly by the Issuer or advanced by Climatize or another service provider and reimbursed by the Issuer. Such costs may be incurred regardless of whether the Offering closes.

Cancellation Fee

If the Issuer elects to cancel, terminate, or withdraw the Offering prior to Closing, or if the Offering otherwise does not close, the Issuer will remain responsible for:

- if the Offering is cancelled after execution of the Term Sheet but before launch, a cancellation fee of $2,500, plus all third-party costs and expenses incurred in connection with the Offering;
- if the Offering is cancelled after launch but before Closing, the lesser of $2,500 or an amount equal to 5.50% of total investor commitments received as of the cancellation date plus 0.50% of such amount representing first-year servicing fees, plus all third-party costs and expenses incurred in connection with the Offering;
- all applicable administrative, setup, onboarding, and filing-related fees; and
- all third-party costs and expenses incurred in connection with the Offering.

These amounts are obligations of the Issuer only and do not reduce or otherwise affect investor funds, which will be returned in accordance with Regulation Crowdfunding requirements and applicable escrow or custody arrangements.

Compliance Failures

The Issuer represents that it has not previously failed to comply, in any material respect, with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding. Climatize has not independently verified this representation except through reasonable review of publicly available SEC filings and information provided by the Issuer.

Risk Factors

An investment in the Securities involves a high degree of risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, such authorities have not passed upon the accuracy or adequacy of this Form C.

The SEC does not pass upon the merits of any securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering materials. These Securities are offered pursuant to an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective Investors should carefully consider, among other things, the following risk factors before investing:

Speculative Investment; Possible Loss of Entire Investment

This Offering is speculative, illiquid, and involves substantial risk. The Issuer may never achieve the business, development, construction, financing, or revenue objectives contemplated at the time of this Offering. Investors may lose all or a substantial portion of their investment.

Working Capital Note and Deployment Risk

The Securities are working-capital obligations of the Issuer. Proceeds will support a second deployment tranche and general operations and will not be segregated solely for a completed operating asset. Repayment therefore depends on the Issuer's overall liquidity, deployment execution, customer activation, operating performance, grant reimbursements, and access to future financing rather than on a single pledged contract or revenue stream.

Unsecured and Pari Passu Ranking Risk

The Note is a general unsecured corporate obligation and is not supported by pledged customer contracts, grant reimbursements, receivables, equipment, deposit accounts, or other collateral. It ranks pari passu with the Issuer's outstanding $124,000 Regulation Crowdfunding note. The two investor groups share the credit of the same corporate obligor, and neither has an exclusive claim to designated deployments, revenues, reimbursements, or assets. In insolvency, secured and otherwise senior creditors may be paid before Investors.

Prior Offering and Shared Corporate Cash Flow Risk

The Issuer's prior Regulation Crowdfunding note remains outstanding under an interest-only structure. Both notes depend on the same Issuer and its legally available corporate cash. Although the offerings are intended to support different deployment groups and income streams, operating shortfalls, grant delays, or deployment problems in one part of the business may reduce cash available for both notes. A default under one note does not automatically constitute a default under the other solely because it occurred, but an event that materially impairs the Issuer's performance may affect both.

Deployment Concentration and Site Substitution Risk

The Issuer reports 11 identified Tranche 2 sites representing approximately 146 chargers, but specific properties, contracts, equipment allocations, and deployment schedules may change or be substituted as diligence, permitting, site readiness, customer decisions, utility requirements, and deployment planning progress. Concentration in a limited number of sites or property counterparties may increase the effect of a delay, termination, or underperformance at any particular location.

Deployment and Installation Stage Risk

Many of the Issuer's anticipated deployments remain at contracting, permitting, procurement, installation, commissioning, or customer-activation stages. These stages involve material execution risks, including permitting delays, property-readiness issues, electrical capacity constraints, equipment delays, contractor availability, utility coordination, cost overruns, and failure to achieve expected activation or utilization levels.

No Assurance of Timely Deployment or Customer Activation

There can be no assurance that identified sites or chargers will be installed, energized, activated, or revenue-producing on the anticipated timeline or at all. Property owners may delay or terminate projects, installation conditions may differ from estimates, permits or utility work may be delayed, and customers may adopt or use the service more slowly than expected. Any of these events may impair revenue generation and repayment capacity.

Limited Operating History / Early-Stage Business Risk

The Issuer has a limited operating history at commercial scale, generated $78,775 of revenue in 2025, and has incurred significant recurring losses. Scaling hardware deployment, field operations, software, billing, customer support, and regulatory compliance may require more time and capital than anticipated. Historical results do not establish that the Issuer can achieve profitable operations or sufficient cash flow to service the Note.

Issuer Liquidity Risk

The Issuer has limited liquidity and has historically relied on SAFE financings, founder contributions, and other external capital. The independent accountant identified substantial doubt about the Issuer's ability to continue as a going concern. The Issuer reports approximately $75,000 of current cash and approximately $508,000 of 2026 year-to-date net losses through its latest internal reporting date. Delays in financing, customer receipts, deployment revenue, or grant reimbursements could impair interest payments, reserve replenishment, or principal repayment.

Refinancing and Follow-On Capital Risk

The Issuer may depend on future SAFE or priced-equity financing, additional debt, grant reimbursements, customer revenue, founder support, or other capital to fund operations and repay the Note. There can be no assurance that follow-on capital will be available on the anticipated timeline, on acceptable terms, or at all. New financing may be senior, restrictive, dilutive, or insufficient.

Payment Waterfall and Reserve Account Limitations

Payments are subject to the Payment Waterfall described in this Form C. The Payment Reserve Account will initially equal only one scheduled quarterly interest payment—approximately $6,313 at the Target Offering Amount or $7,575 at the Maximum Offering Amount—and must be replenished by the Issuer after use or deficiency. The reserve is not perfected collateral, may be depleted, and does not assure timely payment of interest, repayment of principal, or full recovery.

Dependence on Future Revenues and Reimbursements

Repayment is expected to depend on operating revenue, contracted revenue, customer payments, grant reimbursements, financing proceeds, and other corporate funds. Contracted revenue may not become recognized or collected revenue, customer activation and utilization may be lower than expected, and reimbursement claims may be delayed, reduced, disallowed, or recouped. These sources are not pledged and may be insufficient.

Regulatory, Utility, and Incentive Risk

The Issuer's business is affected by federal, state, local, utility, building, electrical, consumer-protection, privacy, charging, grant, and incentive requirements. Changes in law, utility programs, tariffs, interconnection or service rules, grant requirements, permitting standards, or agency interpretation may increase costs, delay deployments, reduce reimbursement eligibility, or impair customer economics.

Utility Capacity, Permitting, and Energization Risk

Deployments may require electrical permits, utility coordination, service upgrades, panel work, inspections, energization, or other approvals. Utility capacity constraints, upgrade requirements, inspection failures, scheduling delays, or changes in utility procedures may increase costs or delay or prevent charger activation.

Property Agreement and Site Access Risk

The Issuer depends on signed or anticipated agreements with property owners and managers, physical access to multifamily properties, rights to install and maintain equipment, and continued cooperation during the contract term. A property sale, management change, contract dispute, access restriction, construction issue, or host termination may delay deployment, increase costs, or reduce expected revenue.

Procurement and Supply Chain Risk

The Issuer depends on timely procurement of chargers, electrical panels, switchgear, meters, communications equipment, energy-management hardware, replacement parts, and related materials. Shortages, defects, warranty issues, shipping disruptions, tariffs, vendor concentration, component obsolescence, or price increases may adversely affect deployment timing, cost, reliability, and margins.

Contractor and Counterparty Risk

The Issuer depends on electricians, installers, engineers, equipment vendors, software providers, property owners, utilities, customers, financing parties, and governmental agencies. If any such party fails to perform, becomes insolvent, disputes obligations, delays approvals or payments, or terminates an agreement, the Issuer may suffer losses or delays that impair repayment of the Note.

CEC Grant Eligibility, Matching Funds, and Reimbursement Risk

The REACH 3.0 grant reimburses only eligible, documented, approved costs and requires compliance with milestones, grant terms, and a minimum matching-funds commitment. The Issuer reports that only approximately $4,360 of approximately $195,645 invoiced has been approved and paid, with the balance pending. Claims may be delayed, reduced, denied, or recouped, and the Issuer may lack sufficient matching funds or liquidity to incur costs before reimbursement.

Grant Timeline and Deployment Milestone Risk

The REACH 3.0 grant term is scheduled through March 31, 2028. Delays in site readiness, permitting, equipment procurement, installation, documentation, milestone acceptance, invoice submission, or agency review may prevent the Issuer from completing eligible work or obtaining reimbursement within the grant period. The Note's maturity occurs near the end of the grant term, increasing timing risk.

Customer, Property Owner, and Host Risk

The Issuer's revenues depend on property agreements, tenant adoption, service usage, subscription collections, property-owner cooperation, and the continued creditworthiness and performance of counterparties. Multifamily owners or managers may delay installation, fail to provide access or electrical support, dispute contract terms, or terminate or decline to renew arrangements. Tenant demand and charger utilization may be lower than forecast.

No Assurance of Profits or Positive Cash Flow

The Issuer may not generate sufficient revenues, margins, or cash flow to support debt service. Even if a project is completed, the Issuer may still experience operating losses, low liquidity, or inability to refinance or repay the Note.

Subordination and Future Debt Risk

The Note is not contractually subordinated at issuance and ranks pari passu with the prior Regulation Crowdfunding note. The Issuer may nevertheless incur future senior financing within disclosed categories or with the required Investor approval. Senior creditors may receive liens, payment priority, covenants, cash controls, or enforcement rights that delay or reduce payments to Investors. Any subordination of the two Regulation Crowdfunding notes is intended to apply equally unless affected Noteholders approve different treatment.

Unsecured Recovery Risk

The Payment Reserve Account provides only limited contractual credit support and is not perfected collateral at issuance. No customer contract, grant reimbursement, receivable, equipment, or deposit account is pledged. In a default, Investors will rely on the Issuer's remaining unencumbered assets and general creditor remedies, which may be insufficient or costly to enforce. Investors may recover only a portion of their investment or nothing at all.

Bankruptcy and Insolvency Risk

If the Issuer becomes insolvent, enters bankruptcy, becomes subject to receivership, or otherwise experiences financial distress, payments on the Note may be delayed, reduced, restructured, or discharged. Investor rights may become subject to bankruptcy court orders, automatic stay restrictions, priority rules, and other insolvency-law limitations.

Change of Control Risk

A Change of Control may accelerate all outstanding principal and accrued interest unless the transaction qualifies as a Permitted Change of Control or Investors approve alternative treatment. The Issuer may seek equity financing, SAFE conversions, strategic investment, or a sale or merger. If acceleration is triggered when the Issuer lacks sufficient liquidity, Investors may experience delay, restructuring, or loss. An ordinary-course financing or internal transaction will not necessarily constitute a Change of Control under the Note.

Key Personnel Risk

The Issuer's success may depend heavily on the efforts, judgment, relationships, and continued service of its founders, executives, and other key personnel. The loss, unavailability, or reduced involvement of key personnel could delay development milestones, impair financing efforts, disrupt operations, or reduce the Issuer's ability to repay the Note.

Conflicts of Interest Risk

The Issuer's officers, directors, managers, owners, or affiliates may have interests that differ from those of Investors. Such parties may be involved in related-party transactions, affiliated financings, project development arrangements, contractor relationships, or strategic decisions that create actual or perceived conflicts of interest.

Limited Investor Rights

Investors are creditors and not equity holders. Investors do not receive equity ownership, governance rights, residual upside, or voting control over the Issuer's operations, except for limited consent rights expressly described in this Form C. In a default, restructuring, insolvency, or workout, Investor remedies may be limited by the terms of the Note, the Payment Waterfall, applicable law, and the practical ability to enforce claims.

No Equity Participation

Investors are entitled only to the contractual debt service provided under the Note. Investors do not benefit from increases in the value of the Issuer, appreciation in project value, sale proceeds above debt repayment, or long-term enterprise upside, except to the extent expressly stated in this Form C.

Crowdfunding Transfer Limitations; Illiquidity

This Offering is made pursuant to Regulation Crowdfunding, which restricts transfers of the Securities during the one-year period following issuance except in limited circumstances permitted by law. Even after that period, there is no public trading market for the Securities, and none is expected to develop. Investors should be prepared to hold the Note until maturity or other resolution.

No Assurance of Timely Enforcement

In the event of default, enforcement may require Investor consent, legal proceedings, third-party coordination, expense, and time. Even if Investors possess legal rights, practical enforcement may be delayed, costly, or ineffective.

Reliance on Estimates and Forward-Looking Information

This Form C contains estimates and issuer-reported information concerning deployment sites, chargers, permits, installed systems or components, contracted revenue, current cash, interim revenue and losses, grant invoices, deployment costs, timelines, and anticipated repayment sources. These figures are subject to change, may measure different stages or components, are not necessarily additive, and may prove materially inaccurate. Actual results may differ materially from expectations.

SAFE Financing and Future Offering Risk

The Issuer has issued substantial SAFEs and may issue additional SAFEs, equity, or debt. SAFE conversion or new equity financing may dilute existing stockholders and alter control, while new debt may increase leverage, impose restrictions, or rank senior to the Note if permitted. A proposed additional SAFE of approximately $110,000 has not been treated as completed unless funded. There can be no assurance that future financing will close or provide sufficient liquidity.

General Economic, Capital-Market, and EV-Adoption Risk

Inflation, interest rates, recession, capital-market disruption, changes in EV adoption, vehicle availability, electricity prices, multifamily real-estate conditions, labor shortages, equipment costs, and utility-market changes may adversely affect customer demand, deployment economics, financing availability, and the Issuer's ability to repay the Note.

Natural Disaster, Force Majeure, and Casualty Risk

Weather events, fire, flood, earthquake, storm damage, casualty losses, pandemics, labor disruptions, acts of war, terrorism, cyber events, governmental shutdowns, and other force majeure events may delay development, impair operations, increase costs, or reduce expected repayment capacity.

Cybersecurity, Software, and Data Risk

The Issuer's charging and energy-management platform depends on software, communications networks, billing systems, customer and property data, payment systems, and third-party technology providers. Cyberattacks, data breaches, ransomware, software defects, connectivity failures, inaccurate billing, privacy violations, or system outages may disrupt charging services, impair customer relationships, expose the Issuer to liability, or increase costs.

Risk Factors Not Exhaustive

The foregoing risk factors do not purport to be a complete explanation of all of the risks involved in this Offering. Additional risks and uncertainties, including risks not presently known to the Issuer or currently deemed immaterial, may also adversely affect the Issuer and the value of the Securities.

Exhibit A – Promissory Note

(The Promissory Note is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Exhibit B – Term Sheet

(The Term Sheet is incorporated by reference into the Form C and governs investors rights and obligations under this Offering.)

Appendix 1 – Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Issuer is conducting this Offering through Climatize Earth Securities LLC ("Climatize"), a SEC-registered funding portal and member of FINRA, in accordance with Regulation Crowdfunding. Securities will be issued and delivered electronically through the platform and related recordkeeping systems used for the Offering.

Remuneration for Climatize

Climatize will receive compensation from the Issuer in connection with this Offering as follows:

- an Origination Fee equal to 5.50% of the gross Offering Amount raised, payable to Climatize at Closing; and
- a Servicing Fee equal to 0.50% per annum of the original principal amount for the scheduled three-year term, or 1.50% in aggregate, deducted in full from gross proceeds and fully earned and nonrefundable at Closing.

The Issuer is also responsible for the estimated $1,275 of platform setup, escrow, and filing/EDGAR preparation costs and any additional documented filing, administrative, accounting, legal, or third-party costs described in this Form C.

Investing Process

To invest in the Offering, an Investor must open an account with Climatize and complete identity verification, know-your-customer ("KYC"), anti-money laundering ("AML"), and other compliance procedures required by law or platform policy. These procedures are performed as part of the investment process.

Investors must be at least eighteen (18) years of age to invest. Climatize will collect certain personal information from Investors in order to satisfy legal, regulatory, and compliance requirements. Non-U.S. persons or residents of certain jurisdictions may be restricted from participating in the Offering based on applicable law or platform policy.

Investor funds will be held in escrow or other compliant transaction accounts established for the Offering through the applicable third-party financial institution and related service providers designated for the Offering.

Additional information is available at: https://www.climatize.earth/educational-materials/.

Progress during an Offering

Climatize will display information regarding Offering progress and status on the Offering page for the Offering. Investors may also be able to submit questions to the Issuer through the communication tools made available on the platform.

Climatize may provide notifications by email or through the platform regarding investment commitments, material changes, Offering status, and other matters relating to the Offering.

Target Offering Amount and Maximum Offering Amount

The Issuer has established a Target Offering Amount and may also establish a Maximum Offering Amount for this Offering.

If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the Offering deadline, the Offering will be canceled, no Securities will be issued, investor funds will be returned without interest or deduction, and the Issuer will not receive any Offering proceeds.

If the Issuer receives commitments up to the Maximum Offering Amount, no additional commitments will be accepted unless the Offering is amended in accordance with applicable law.

Cancellation Rights

Investors may cancel an investment commitment for any reason until forty-eight (48) hours prior to the Offering deadline.

If there is a material change to the Offering or the Issuer, Investors who have made investment commitments will be notified of the material change and will be required to reconfirm their investment commitment within the period required by applicable law. If an Investor does not timely reconfirm after a material change, that Investor's commitment will be canceled and any funds previously debited will be returned without interest or deduction.

If the Target Offering Amount is not met by the Offering deadline, the Offering will be canceled, all investor funds will be returned, and no Securities will be issued.

Investment cancellations and reconfirmations must be submitted through the Investor's Climatize account or through such other processes as Climatize may designate for the Offering. To cancel:

1. Go to your Home Page on the Climatize platform.
2. Find the project in the "My Projects" list.
3. Click on the project, view your investment amount, and select "Cancel Investment".
4. Once canceled, Climatize will initiate a refund to your linked account.

If assistance is needed, please reach out to the Climatize via email: support@climatize.earth.

Early Closing

If the Issuer reaches the Target Offering Amount and otherwise satisfies the conditions for an early closing under Regulation Crowdfunding and platform procedures, the Issuer may elect to close the Offering before the original Offering deadline.

Any early closing will occur only after the Offering has remained open for at least twenty-one (21) days and only after Investors have been provided the notice required by applicable law. Such notice will include the anticipated early closing date, the Investor's right to cancel the investment commitment until forty-eight (48) hours before the early closing date, and any other information required under Regulation Crowdfunding.

Material Changes

If a material change occurs with respect to the Offering or the Issuer during the course of the Offering, Investors with existing commitments will receive notice of the material change and will be required to reconfirm their investment commitments within the period required by applicable law.

If an Investor does not timely reconfirm following a material change, the investment commitment will be canceled automatically and any previously debited funds will be returned without interest or deduction.

Oversubscribed

If investor commitments exceed the Target Offering Amount and the Offering remains open, the Issuer may continue to accept commitments up to the Maximum Offering Amount.

If investor commitments exceed the Maximum Offering Amount, the Issuer will allocate accepted investment commitments in the manner described in this Form C and on the Offering page, which may include first-come, first-served allocation, pro rata scaling, priority treatment, or another disclosed allocation methodology.

The Issuer is not obligated to accept commitments in excess of the Maximum Offering Amount.

Restrictions on Transfer of the Securities Being Offered Within the First Year

The Securities offered hereby generally may not be transferred by any purchaser during the one-year period beginning on the date the Securities were issued unless the Securities are transferred:

1. to the Issuer;
2. to an accredited investor;
3. as part of an offering registered with the SEC;
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; or
5. as otherwise permitted by Regulation Crowdfunding or other applicable law.

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents. The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Transfers After the Year Restricted Period

After the expiration of the applicable one-year restricted period, transfers of the Securities will remain subject to applicable securities laws, the terms of the Securities, the procedures established by the Issuer and Climatize for recognizing transfers, and any transfer conditions expressly described in this Form C and the related Offering documents.

The Issuer may require reasonable evidence that any proposed transfer complies with applicable law and the terms of the Offering before recognizing such transfer on its books and records.

Appendix 2 – Illustrative Loan Repayment Schedule

This Appendix provides illustrative repayment schedules for the Note based on the Target Offering Amount and Maximum Offering Amount set forth in Appendix A.

These schedules are provided for informational and illustrative purposes only and are intended to demonstrate the general timing and magnitude of expected payments under the Note.

The schedules presented herein are based on the following simplifying assumptions:

- The full applicable Offering Amount (Target or Maximum) is raised and funded in a single Closing
- All Investors have the same Funding Date
- Interest accrues on a simple, non-compounding basis at the stated Interest Rate
- Scheduled quarterly interest payments are equalized for illustrative purposes
- No prepayments, defaults, or modifications occur during the term of the Note

Actual payments may differ materially from the schedules presented herein due to, among other factors:

- The single actual Funding Date and length of the Initial Stub Period
- Initial stub periods for certain Investors
- Actual/365 day-count interest accrual methodology
- Variations in the number of days per accrual period
- Prepayments, defaults, or other changes to the Note

In the event of any inconsistency between this Appendix, the Note, the Term Sheet, or this Form C, the Note and this Form C shall control in accordance with their respective terms.

1. Illustrative Offering Economics

Metric	Target	Maximum
Gross Proceeds	250,000	300,000
Interest Rate	10.10%	10.10%
Scheduled Term	Approximately 36 months	Approximately 36 months
Maturity Date	October 1, 2029	October 1, 2029
Regular Quarterly Interest Payment	6,313	7,575
Total Interest (Actual/365, illustrative)	76,009.41	91,211.30
Total Principal Paid	250,000	300,000
Total Cash Payments	326,009.41	391,211.30

2. Use of Proceeds & Fee Structure (Illustrative)

Item	Target ($)	Maximum ($)
Gross Proceeds	250,000	300,000
Origination Fee (5.50%)	13,750	16,500
Servicing Fee (1.50% aggregate; deducted and earned at Closing)	3,750	4,500

Estimated Third-Party Fees and Expenses	1,275	1,275
Payment Reserve (one scheduled quarterly interest payment)	6,313	7,575
Net Proceeds to Issuer	**224,912**	**270,150**

3. Illustrative Payment Schedule

Payment Period	**Target ($)**	**Maximum ($)**
Initial Stub Interest (projected)	207.53	249.04
Regular Quarterly Interest	6,312.50	7,575.00
Final Payment - Adjusted Interest + Principal	256,364.38	307,637.26

The illustrative schedule assumes a single Funding Date of September 28, 2026 (for illustrative purposes only; actual Funding Date will be 90 days following the Launch Date) and reflects a sample Initial Stub Period through September 30, 2026. Interest is calculated on a simple, non-compounding Actual/365 basis. If the actual Funding Date changes, the Initial Stub Period, total accrued interest, quarterly reconciliation, Maturity Date, and final payment will be recalculated in accordance with the Note. The scheduled final payment date is October 1, 2029 or the next Business Day, and payment on that date is timely.

4. Per-Investor Example - Illustrative Investor Example ($10,000 Investment)

Metric	**Amount ($)**
Investment Amount	$10,000
Initial Stub Interest	$8.30
Regular Quarterly Interest	$252.50
Final Payment	$10,254.58
Total Interest Earned	$3,040.38
Total Cash Received	$13,040.38

Appendix 3 – Financial Statements

MOON FIVE TECHNOLOGIES INC. – (Unaudited)

Financial Statements
Year Ended December 31, 2025 and 2024

Moon Five Technologies Inc.
Index
December 31, 2025 and 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of   **June 05, 2026**
Moon Five Technologies Inc.
Berkeley, California

Conclusion

We have reviewed the accompanying financial statements of Moon Five Technologies Inc. (the "Company"), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Conclusion

We conducted our reviews in accordance with Statements on Standards for Accounting and Review Services (SSARS) promulgated by the Accounting and Review Services Committee of the AICPA. Our responsibilities under those standards are further described in the Accountant's Responsibilities for the Review of the Financial Statements section of our report.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our reviews.

We believe that the review evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Emphasis of Matter — Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred recurring losses from operations, has limited liquidity at the date the financial statements were available to be issued, and is dependent on continued external financing to sustain operations. These conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are issued or available to be issued.

Accountant's Responsibilities for the Review of the Financial Statements

Our responsibility is to conduct the reviews in accordance with SSARS promulgated by the Accounting and Review Services Committee of the AICPA. A review of financial statements in accordance with SSARS is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

A review of financial statements in accordance with SSARS requires us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. The procedures we perform consist primarily of applying analytical procedures to management's financial data and making inquiries of company management.

We are also required to evaluate, based on the results of our procedures, whether it is likely that substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time remains.

Shazaib Abbasi

Shazaib Abbasi, CPA
AAK CPA LLC
Illinois#065.059367
June 05, 2026

Moon Five Technologies Inc.
Statement of Financial Position
As at December 31, 2025 and 2024

	2025		2024
Assets			
Current assets			
Cash and cash equivalents	249,290	$	31,204
Prepaid Expense	6,698		285
Security Deposit	1,070		
Total Current Assets	**257,058**		**31,489**
Non - Current assets			
Fixed Assets	3,248		3,012
Vendor Deposit	2,040		2,040
Total Non - Current Assets	**5,288**		**5,052**
Total Assets	**262,346**		**36,541**
Liabilities and Equity			
Current Liabilities			
Accounts Payable	33,229		27,064
Other payables	28,928		-
Total Current Liabilities	**62,157**		**27,064**
Total Liabilities	**62,157**		**27,064**
Equity			
Shareholder Contribution	197,089		106,402
Simple agreements for future equity (Note 9)	1,455,000		130,000
Additional Paid in Capital	4,680		-
Additional Paid in Capital - Options	4,455		-
Accumulated Deficit	(1,461,035)		(226,925)
Total Equity	**200,189**		**9,477**
TOTAL EQUITY AND LIABILITIES	$ **262,346**	$	**36,541**

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Statement of Comprehensive Income
Year Ended December 31, 2025 and 2024

	2025	2024
Revenue		
Sales	$ 78,775	-
Total Reveune	78,775	-
Cost of Revenue		
Cost of services	(34,022)	-
Total Cost of Revenue	**(34,022)**	**-**
Gross Profit	**44,753**	**-**
Operating Expenses		
Sales,general and administrative	(1,084,271)	(148,483)
Facilities and equipment supplies	(142,740)	(51,901)
Software and information technology	(52,863)	(13,483)
Total Operating Expenses	**(1,279,874)**	**(213,867)**
Operating Loss	**(1,235,121)**	**(213,867)**
Other Expenses		
Other income	8,807	-
Stock based compensation	(5,567)	-
Other expense	(1,306)	(1,287)
Depreciation expense	(923)	(630)
Total Other Expenses, net	**1,011**	**(1,917)**
Loss Before Income taxes	**(1,234,110)**	**(215,784)**
Income tax expense	**-**	**-**
Net Loss	**$ (1,234,110)**	**$ (215,784)**

Moon Five Technologies Inc.
Statement of Changes in Equity
Years Ended December 31, 2025 and 2024

	Shareholder Contribution		Additional Paid up Capital		Additional Paid up Capital - Options		Accumulated Deficit		Safe Notes		Total
Balances at 1/1/2024	$	20,000	$	-	$	-	$	(11,141)	-	$	8,859
Contribution during the year		86,402		-		-		-	-		86,402
Issuance of Safe Notes									130,000		130,000
Net loss for the year ended 31/12/2024		-		-		-		(215,784)	-		(215,784)
Balances at 31/12/2024	$	**106,402**	$	**-**	$	**-**	$	**(226,925)**	$ **130,000**	$	**9,477**
Contribution during the year		90,687		-		-		-	-		90,687
Additional Capital		-		4,680		-		-	-		4,680
Additional Capital - Options		-		-		4,455		-	-		4,455
Issuance of Safe Notes		-		-		-		-	1,325,000		1,325,000
Net loss for the year ended 31/12/2025		-		-		-		(1,234,110)	-		(1,234,110)
Balances at 31/12/2025	$	**197,089**	$	**4,680**	$	**4,455**	$	**(1,461,035)**	$ **1,455,000**	$	**200,189**

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	2024
Net Loss	$ (1,234,110)	$ (215,784)
Adjustments		
Depreciation	923	630
Cash Flows Provided/Used by Operating Activities:	(1,233,187)	(215,154)
Increase/(Decrease) in prepaid expense	(6,413)	763
Increase in security deposit	(1,070)	-
Increase in accounts payable	6,165	27,064
Increase in other payable	28,928	-
Net Cash Used By Operating Activities	(1,205,577)	(187,327)
Cash Flows Provided/Used by Investing Activities:		
Purchase Fixed Asset	(1,159)	(3,642)
Security Depost	-	(2,040)
Net Cash Provided By Investing Activities	(1,159)	(5,682)
Cash Flows Provided/Used by Financing Activities:		
Safe Notes	1,325,000	130,000
Additional Paid up Capital	4,680	-
Additional Paid up Capital - options	4,455	-
Shareholder Contribution	90,687	86,402
Net Cash Provided By Financing Activities	1,424,822	216,402
Changes in Net Cash Flows	218,086	23,393
Cash and cash Equivalent, Beginning Of year	31,204	7,811
Cash and Cash Equivalent, End of Year	$ 249,290	$ 31,204

The accompanying notes are an integral part of the financial statements.

Moon Five Technologies Inc.
Notes to the Financial Statements
Years Ended December 31, 2025 and 2024

NOTE 1 — NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Moon Five Technologies Inc. (the "Company") is a Delaware C-corporation incorporated on June 27, 2023. The Company designs and develops electric vehicle charging hardware and an associated software-as-a-service platform, with an initial focus on the California market.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's fiscal year ends on December 31.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Significant estimates include the fair value of stock-based compensation, the classification of SAFE notes under FASB ASC 480, and the going-concern assessment. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation, computed using the straight-line method over estimated useful lives of three to five years. The Company's property and equipment consists of computer equipment with a net carrying value of $3,248 at December 31, 2025 ($3,012 at December 31, 2024).

Revenue recognition

The Company recognizes revenue under FASB ASC 606. Hardware and installation revenue is recognized at the point in time control transfers to the customer upon delivery and installation acceptance. Grant revenue is recognized as milestones are achieved and accepted by the grantor. See Note 7.

Research and development

Research and development costs are expensed as incurred under FASB ASC 730.

Stock-based compensation

The Company accounts for stock-based compensation under FASB ASC 718. Awards are measured at grant-date fair value and recognized as expense over the requisite service period. Option grants are valued using the Black-Scholes option pricing model. See Note 6.

SAFE notes

The Company has issued Simple Agreements for Future Equity ("SAFEs") under the Carta Pre-Money SAFE template, which provides at Section 9(g) that the SAFE is intended for U.S. federal and state income tax purposes to be characterized as common stock for purposes of

Moon Five Technologies Inc.
Notes to the Financial Statements
Years Ended December 31, 2025 and 2024

Internal Revenue Code Section 1202 and related provisions. The Company has evaluated each SAFE under FASB ASC 480 and concluded that the instruments do not meet the criteria for liability classification because settlement is contingent on events that are not certain to occur, the instruments have no fixed maturity, and the monetary value at settlement is not predominantly fixed. SAFEs are presented as a separate component of stockholders' equity. See Note 4.

Income taxes

The Company accounts for income taxes under the asset and liability method. A valuation allowance is recorded against deferred tax assets when realization is not more likely than not. See Note 10.

NOTE 3 — GOING CONCERN
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company has incurred recurring losses from operations and has limited liquidity. For the year ended December 31, 2025, the Company reported a net loss of $1,234,110 and used $1,205,577 of cash in operations. As of December 31, 2025, the Company had cash and cash equivalents of $249,290 and an accumulated deficit of $1,461,035. Operations have been funded principally by SAFE financings and capital contributions from the Company's founder and Chief Executive Officer.

These conditions, considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management's plans to address these conditions include closing additional bridge SAFE financing in 2026, closing a priced equity round during the second half of 2026, commencing invoicing under the California Energy Commission REACH 3.0 grant (started in April 2026) , launching a Regulation Crowdfunding offering, continued capital contributions from the founder, and cost reduction measures. These plans are subject to substantial execution risk and are largely uncommitted as of the date these financial statements were available to be issued.

NOTE 4 — SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFEs)
As of December 31, 2025, the Company had 12 SAFEs outstanding totaling $1,455,000 (10 SAFEs outstanding totaling $130,000 at December 31, 2024). Eleven of the twelve SAFEs were issued under the Carta Pre-Money SAFE template at a $6,000,000 valuation cap with no discount and no most-favored-nation ("MFN") provision; these SAFEs aggregate $155,000.

Each SAFE provides for automatic conversion into the Company's capital stock upon a qualified financing, change of control, direct listing, or initial public offering. Settlement is contingent on the occurrence of one of these events, none of which is certain to occur. The Company has evaluated each SAFE under FASB ASC 480 (see Note 2) and presents the SAFEs as a component of stockholders' equity.

Moon Five Technologies Inc.
Notes to the Financial Statements
Years Ended December 31, 2025 and 2024

NOTE 5 — STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001 per share, of which 8,066,156 shares were issued and outstanding at December 31, 2025 (6,000,000 at December 31, 2024). The Company has not authorized any shares of preferred stock.

The Company's common stock has not historically been recorded at par value plus additional paid-in capital in the general ledger; common stock issued to the founder for nominal consideration has not been reflected on the balance sheet, and common stock issued to advisors as compensation is reflected in stock-based compensation and additional paid-in capital.

Founder capital contributions

Stephan Andrew Ng, the Company's founder and Chief Executive Officer, has periodically advanced cash to fund the Company's operating expenses. These advances are not documented by promissory note, do not bear interest, and have no specified repayment terms; they are presented as a separate component of stockholders' equity. Cumulative founder capital contributions were $197,089 at December 31, 2025 ($106,402 at December 31, 2024).

NOTE 6 — STOCK-BASED COMPENSATION

In 2025, the Company's board of directors adopted an Equity Incentive Plan (the "Plan") authorizing 1,583,841 shares of common stock for issuance. During 2025, the Company granted 12 stock options under the Plan covering an aggregate of 937,725 options at an exercise price of $0.0148 per share. Nine grants were issued on July 8, 2025 totaling 555,082 options, and three grants were issued on November 19, 2025 totaling 382,643 options. As of December 31, 2025, 461,688 options were vested and 372,643 were unvested. During 2025, 103,394 options were exercised.

NOTE 7 — REVENUE AND CONCENTRATIONS

Revenue for the year ended December 31, 2025 consisted of $48,308 from Davis Stirling Management Group (hardware and installation, recognized at point in time) and $30,000 from the Los Angeles Cleantech Incubator (grant funding recognized as milestones were achieved). The Company had no revenue in 2024.

Customer concentration

Two customers accounted for 99% of total 2025 revenue: Davis Stirling at 61% and the Los Angeles Cleantech Incubator at 38%.

SAFE investor concentration

At December 31, 2025, one SAFE holder, Adam Winkel, held a SAFE in the principal amount of $1,300,000, representing 89% of the aggregate SAFE balance. The Winkel SAFE includes a 20% discount and a most-favored-nation provision but no valuation cap, which differs from the terms of the Company's other SAFEs (see Note 4).

Concentration of credit risk on cash

The Company maintains its cash with reputable financial institutions; balances may at times exceed federally insured limits. Money market fund balances at Mercury Treasury are not FDIC-insured.

NOTE 8 — RELATED PARTY TRANSACTIONS

Stephan Andrew Ng is the Company's founder, sole director, Chief Executive Officer, and controlling shareholder, holding 7,896,770 shares (78.97% on a fully-diluted basis). The Company's additional officers as of December 31, 2025 are Lynne Wander (Chief Operations Officer), Chase Estrin (Chief of Staff), and Marco Sotela (Chief Deployment Officer). These individuals are related parties of the Company under FASB ASC 850-10-20.

Material related party transactions during the periods presented include:

- Cumulative founder capital contributions of $197,872 at December 31, 2025 ($106,402 at December 31, 2024) ;
- Issuance of common stock and stock options to officers and the founder — see Notes 5 and 6;
- Issuance of 169,386 shares of common stock to five advisors as compensation for advisory services on July 8, 2025;

NOTE 9 — COMMITMENTS AND CONTINGENCIES

California Energy Commission REACH 3.0 grant

On October 8, 2025, the Company entered into Grant Agreement ZVI-25-004 with the California Energy Commission under the REACH 3.0 program. The agreement provides for reimbursement of eligible project costs up to $3,413,480 over the term of the agreement (October 8, 2025 through March 31, 2028) and requires the Company to provide matching funds of not less than $379,276 over the grant period. Although the Grant agreement was signed in October of 2025, the Company was only able to start submitting invoices for reimbursement in mid-April 2026. Failure to comply with grant terms could result in the disallowance of reimbursements or recoupment of amounts previously disbursed.

Operating leases

The Company leases storage space on a month-to-month basis. Rent expense for the years ended December 31, 2025 and 2024 was $12,228 and $555, respectively. The Company has elected the short-term lease practical expedient under FASB ASC 842 and recognizes rent expense as incurred. The Company has no other lease commitments.

Legal proceedings

Management is not aware of any pending or threatened litigation, claims, or assessments that would have a material adverse effect on the Company.

Moon Five Technologies Inc.
Notes to the Financial Statements
Years Ended December 31, 2025 and 2024

NOTE 10 — INCOME TAXES

No federal or state income tax provision has been recorded for the years ended December 31, 2025 or 2024 because the Company has incurred operating losses in both periods. The Company is subject to the California minimum franchise tax, which is included in other taxes.

Federal NOLs may generally be carried forward indefinitely (subject to an 80% taxable-income limitation), and California NOLs generally expire 20 years after the tax year of origin. Utilization of NOL carryforwards may be subject to annual limitations under Internal Revenue Code Section 382 in the event of a change in ownership.

NOTE 11 — SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 05, 2026, the date these financial statements were available to be issued, and identified the following matters that warrant disclosure but do not require recognition:

- On January 21, 2026 and March 19, 2026, the Company issued additional SAFEs to Andrew Brook ($25,000) and Cool Climate Collective LLC ($95,000), respectively, each with a 10% discount and a $20,000,000 valuation cap;
- During the period from January 27, 2026 through March 17, 2026, the Company's founder contributed $245,000 in cash to the Company in five tranches, recorded to founder capital contributions;
- On April 16, 2026, Climatize Inc. and North Capital Private Securities issued an initial diligence request and remediation plan in connection with the Company's proposed Regulation Crowdfunding offering. The offering was subsequently launched, closed, and serviced. On May 27, 2026, the Company received proceeds of $111,139 via wire from North Capital Private Securities in connection with the completed Regulation Crowdfunding offering conducted through the Climatize platform.





⊙ Goal

Following our first successful raise, we're building the EV charging utility for multifamily housing, and this time, we're scaling it. Think of us like your internet provider; we install a dedicated charger at your parking spot, handle everything behind the meter, and get out of the way. You just plug in. This raise expands our proven model to families across California, bringing clean transportation access to hundreds of renters in low-income and disadvantaged areas. Backed by a California Energy Commission REACH 3.0 grant, proceeds fund equipment and installation ahead of reimbursement. Our platform delivers average savings of $800/year, up to $14,000 for high-usage drivers, while scaling EV access where it matters most: at home.



✈ Berkeley, CA

Loan Type: INTEREST_ONLY	**Payment Cadence:** QUARTERLY
Interest: 10.1%	Term: 36 months
Goal: $ 300000	Investors: 0
Minimum Goal: $ 250000	Funded: $ 0

Project Timeline

Cancellation	9/28/2026, 11:59:00 PM
Funding	9/30/2026, 11:59:00 PM
Term Conversion (distributions start)	10/1/2026, 11:59:00 PM
Maturity (distributions end)	10/1/2029, 11:59:00 PM

(all times are local)

Financial Details
Moon Five Technologies is offering fixed-interest promissory notes with a 10.1% annual interest rate, paid quarterly over a three-year term. Supported by a California Energy Commission REACH 3.0 grant, proceeds will accelerate deployment by funding equipment and installation ahead of reimbursement and revenue generation.

Financial Documents
No financial documents.



✈ Berkeley, CA

🌐

Moon Five

Moon Five exists because the shift to electric shouldn't depend on where you live, what you drive, or who owns your building. We design and deploy EV charging systems that can be up in weeks instead of years and work for renters and property owners alike. Hardware that's tough enough for real-world use and software that makes managing it effortless by intelligently managing power behind their meter. Our mission is simple: remove every barrier between people and living a more sustainable life.

Team Members

Stephan Ng	Marco Sotela	Chase Estrin	Lionel Church
CEO	Chief Deployment Officer	Grant Admin	Chief Operations Officer

Project Id: 00053

Financial Details
Moon Five Technologies is offering fixed-interest promissory notes with a 10.1% annual interest rate, paid quarterly over a three-year term. Supported by a California Energy Commission REACH 3.0 grant, proceeds will accelerate deployment by funding equipment and installation ahead of reimbursement and revenue generation.

Financial Documents
No financial documents.

Payment Schedule

Payment #	Payment Date	Amount	Principal	Interest	Remaining Balance
1	10/1/2026	$69.18	$0.00	$69.18	$250000.00
2	1/1/2027	$6,312.50	$0.00	$6,312.50	$250000.00
3	4/1/2027	$6,312.50	$0.00	$6,312.50	$250000.00
4	7/1/2027	$6,312.50	$0.00	$6,312.50	$250000.00
5	10/1/2027	$6,312.50	$0.00	$6,312.50	$250000.00
6	1/1/2028	$6,312.50	$0.00	$6,312.50	$250000.00
7	4/1/2028	$6,312.50	$0.00	$6,312.50	$250000.00
8	7/1/2028	$6,312.50	$0.00	$6,312.50	$250000.00
9	10/1/2028	$6,312.50	$0.00	$6,312.50	$250000.00
10	1/1/2029	$6,312.50	$0.00	$6,312.50	$250000.00
11	4/1/2029	$6,312.50	$0.00	$6,312.50	$250000.00
12	7/1/2029	$6,312.50	$0.00	$6,312.50	$250000.00
13	10/1/2029	$256312.50	$250000.00	$6,312.50	$0.00

✉ **Impact Statement** (shown in welcome email)
This project is designed to expand access to residential EV charging for renters in multifamily properties, supporting California's broader transition to clean transportation.